Exhibit 21.1
Construction Partners, Inc.
List of Subsidiaries

Subsidiary	Jurisdiction of Incorporation/Formation
Construction Partners Holdings, Inc.	Delaware
C.W. Roberts Contracting, Inc.	Florida
Everett Dykes Grassing Co., Inc.	Georgia
Fred Smith Construction, Inc.	North Carolina
FSC II, LLC	North Carolina
The Scruggs Company	Georgia
Wiregrass Construction Company, Inc.	Alabama